UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑

     On October 27, 2009, Telvent Corporation, S.L. (“Telvent Corporation”), an existing shareholder of Telvent GIT, S.A. (the “Company”), entered into an Underwriting Agreement (“Underwriting Agreement”) with Canaccord Adams Inc. and Piper Jaffray & Co., as representatives of the underwriters named in the Underwriting Agreement, to sell to such underwriters 3,650,000 ordinary shares, nominal value € 3.00505 per share (“Ordinary Shares”), of the Company at a price of $25.8875 per share for aggregate proceeds (net of discounts and commissions) of $94,489,375. The Company will not receive any of the proceeds from this offering by Telvent Corporation.
     The offering was made pursuant to the Company’s effective registration statement on Form F-3 (File No. 333-162278). In addition, Telvent Corporation has granted the underwriters an option to purchase up to 542,374 additional Ordinary Shares to cover over-allotments, if any. If the over-allotment option is exercised in full, the total net proceeds to Telvent Corporation will be $108,530,082.
     The above description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.
     The text of this Form 6-K is hereby incorporated by reference into the Company’s Form F-3 registration statement no. 333-162278.

SIGNATURES
Exhibit Index
EX-4.1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: October 28, 2009

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description

4.1	Underwriting Agreement dated October 27, 2009.